CRT Capital Group LLC

262 Harbor Drive

Stamford, Connecticut 06902

June 8, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             BioPharmX Corporation

Registration Statement on Form S-1
File No. 333-203317

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters (the “Representative”), hereby join in the request of BioPharmX Corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-203317) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on June 10, 2015, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, please be advised that between June 1, 2015 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 1, 2015 (the “Preliminary Prospectus”): 425 to prospective underwriters and dealers, 415 to institutional investors; 535 to retail investors; and 55 to others, including the Registrant, the Registrant’s counsel, independent accountants and underwriters’ counsel.

The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature page follows]

Very truly yours,

CRT CAPITAL GROUP LLC

Acting severally on behalf of themselves and the several underwriters

By:	CRT CAPITAL GROUP LLC

By:	/s/ Justin Vorwerk
Name: Justin Vorwerk
Title: Managing Director

SIGNATURE PAGE TO ACCELERATION REQUEST LETTER